SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                             EPR Ely Limited
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                              Lisa Gamblin
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio 45202

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     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of EPR Ely Limited, a corporation organized under the laws of England and Wales, that EPR Ely Limited is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

  Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
  Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

       The name and business address of the company on whose behalf foreign utility company status is claimed is EPR Ely Limited ("EPR Ely") 15 The Courtyard, Woodlands Lane, Bradley Stoke, Bristol BS32 4 NQ, United Kingdom.

       EPR Ely is in the process of constructing a 36 MW straw-fired electric generation facility in the United Kingdom expected to be completed by September 2000. EPR Ely's assets are located at Ely, Cambridgeshire, and will supply electricity to Eastern Electricity plc, the regional electric distribution utility.

       EPR Ely has an authorized share capital of (1) one million GB Pounds ("GBP"), of which (1) one million ordinary shares with a nominal value of GBP (1) one each are issued and fully paid (representing the entire voting securities of EPR Ely) and are wholly owned by EPR Ely Power Limited ("EPR Holding"), a corporation incorporated in England and Wales.

       Cinergy Global Ely, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Cinergy Corp., has entered into unconditional obligations effective September 9, 1998, under which on or before September 10, 1999 it will subscribe in cash for the following classes of voting securities in EPR Holding, namely 214,286 ordinary shares of GBP (1) one each representing 30% of such class.

  Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

       The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of EPR Ely: The Cincinnati Gas & Electric Company ("CG&E"),
PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

       None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with EPR Ely, nor is any such investment or contractual relationship contemplated.

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                                            SIGNATURE

       The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                            CINERGY CORP.


                                            By:  /s/William L. Sheafer
                                                 Vice President & Treasurer

  Dated:   October 6, 1998